

Mail Stop 3030

August 4, 2017

Via E-mail
Sandeep Nayyar
Chief Financial Officer
Power Integrations, Inc.
5245 Hellyer Avenue
San Jose, California 95138

> **Re: Power Integrations, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 8, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed July 27, 2017**
> **File No. 000-23441**

Dear Mr. Nayyar:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 2. Significant Accounting Policies and Recent Accounting Pronouncements

Significant Accounting Policies and Estimates, page 8

1.   We note on page 28 that sales and marketing expenses include commissions to sales representatives. As applicable and if material, include the disclosure required by ASC 340-40-50-5 in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery